

May 21, 2015

Elizabeth Giddens
Senior Vice President, Deputy General Counsel & Secretary
Nationstar Mortgage Holdings Inc.
8950 Cypress Waters Blvd.
Coppell, Texas 75019

> **Re:** **Nationstar Mortgage Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response dated April 28, 2015**
> **File No. 001-35449**

Dear Ms. Giddens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Servicing Segment – page 24

1. Please revise in future filings, the key performance metrics of your boarded forward servicing portfolio in Table 6 to disclose the amount and percentage of credit losses recognized for your credit sensitive MSRs and your interest sensitive MSRs for the periods presented. Please also revise in future filings to disclose other delinquency rates (e.g. 90+ or 120+ delinquent) that are closely correlated with credit losses or explain why the 60+ delinquency rate is such a significant input and assumption in determining the fair value of the credit sensitive MSRs.

2. We acknowledge your response to prior comment 14. Please revise in future filings to disclose the costs of servicing your MSRs, in both basis points and in dollar amounts, and the reasons for the changes in in servicing costs between the periods presented.

Mortgage Servicing Rights and Related Liabilities, page 33

3. We acknowledge your response to prior comment 16. Please revise in future filings to disclose the weighted average coupon rate for your interest sensitive and your credit sensitive loans for the periods presented.

4. We acknowledge your response to prior comment 18. Please revise in future filings to disclose the changes in fair value due to changes in valuation inputs or assumptions for both credit sensitive and interest rate sensitive MSRs for the periods presented. In addition, similar information should be provided in Table 26 on page 34 for excess spread financing. Please also discuss and analyze the reasons for the changes in fair values.

5. Please also disclose, in future filings, the impact of prepayments due to voluntary and involuntary liquidations for your credit sensitive and interest rate sensitive MSR's as they relate to the "other changes in fair value" in Table 24. We understand that involuntary prepayments primarily relate to credit sensitive MSRs while voluntary prepayments relate to interest sensitive MSRs based on your responses.

6. We acknowledge your response to prior comment 19. Please revise in future filings to disclose the fair value of your credit sensitive and interest sensitive MSRs, the related UPB and the ratio of the fair value of the MSRs to the UPB in basis points for the periods presented. Please also discuss and analyze the reasons for changes in the periods presented.

Table 25. MSRs – Fair Value, weighted average assumptions, page 34

7. You disclose fair value assumptions for both credit sensitive and interest sensitive MSRs and you also disclose key performance metrics for prepayment speeds in Table 6 on page 26. Please tell us how you correlate actual prepayment speeds with modeled prepayment speeds utilized in determining the fair value of the different types of MSRs for the fiscal periods presented as well as the interim period of 2015. Please also tell us the reasons for any significant difference between the estimated prepayments and your actual prepayments.

Critical Accounting Policies

Fair Value Measurements, page 40

8. We acknowledge your response to prior comment 22. Please address the following in your next response:

   • Tell us how the external valuation specialists consider whether the MSR is either credit sensitive or interest rate sensitive in their determination of the fair value range established;

- Tell us about the size of the ranges established by the external specialists for each of the different types of MSRs (e.g. whether the range is in basis points from a median determined value) and the factors that you considered in concluding that the ranges and fair values were appropriate;
- Tell us how the company considers differences in valuation inputs (e.g. ranges) between specialists when comparing this information to the internal models;
- Tell us whether the assumptions utilized by the third party specialists are fully considered and clarify what is meant by the disclosure in your response that the internal assumptions are compared to ensure they are within the range of assumptions utilized by external specialists where possible; and
- For each of the quarters of 2014 as well as the first quarter of 2015, tell us the specific adjustments made to the external valuations for market conditions for the agency and non-agency credit sensitive and interest sensitive MSRs.

Item 8. Financial Statements and Supplementary Data

Statement of Cash Flows, page 52

9. We acknowledge your response to prior comment 23. We note there were net financing transfers to the restricted cash account of $233 million in 2013 and net financing transfers from the restricted cash account of $291 million in 2014. Please tell us the reasons for the significant variation in restricted cash movements in light of your origination and servicing activities during these periods.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Mortgage Servicing Rights (MSRs) page 56

10. We acknowledge your response to prior comment 24. Please tell us whether you consider the funds received from the disposition of the underlying collateral on properties sold as ancillary income in the determination of the fair value of the MSRs. If so, please tell us the basis for this inclusion.

Note 3. Mortgage Servicing Rights and Related Liabilities, page 61

11. We acknowledge your response to prior comment 25. Please tell us how your Executive Vice President of Portfolio Investments assessed specific information used in determining the classification of MSR's as interest rate sensitive versus credit sensitive. Please clarify the loan-to-value ratios, FICO scores, previous modifications, portfolio seasoning and other criteria considered in classifying an MSR as credit sensitive as opposed to interest rate sensitive. Please also clarify why almost all of the loan pools acquired have been credit sensitive as you stated in your response.

Note 22. Disclosures Related to Transactions with Affiliates of Fortress Investment Group LLC, page 101

12. We acknowledge your response to prior comment 28. You entered into an agreement to sell to a joint venture capitalized by New Residential and other investors, existing servicer advances (approximately $2.7 billion) and potential additional advances of up to $6.3 billion. You received approximately $307.3 million in cash proceeds in December 2013. Please tell us how you reconciled the $307.3 million in cash proceeds received, which appear to have been received in advance of the actual sales, to the sale proceeds disclosed in the table on page 103, identifying the differences between the sales and the cash proceeds received. Please also tell us how you determined the fair value of these transactions as well as the fair value of the outstanding liability at December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc. Duane McLaughlin
  Cleary Gottlieb Steen & Hamilton LLP